Mail Stop 4561

March 13, 2008

<u>**Via U.S. Mail and Fax (317) 685-7222**</u>
Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

     RE: **Simon Property Group, Inc.**
                Form 10-K for the fiscal year ended December 31, 2007
                Filed February 26, 2008
                File No. 1-14469

Dear Mr. Sterrett:

       We have reviewed the above referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2. Basis of Presentation and Consolidation, page 96

1. You disclose that you account for your investment in SPG-FCM Ventures, LLC, which acquired The Mills Corporation and its majority-owned subsidiary, The Mills Limited Partnership, in April 2007, using the equity method of accounting. You also disclose that you determined that SPG-FCM is not a variable interest entity and that Farallon Capital Management, LLC, your joint venture partner, has substantive participating rights with respect to the assets and operations of SPG-FCM pursuant to the applicable partnership agreements. However, you also disclose on page 106 that in addition to your equity investment in SPG-FCM you made loans to SPG-FCM and Mills and that the outstanding balance of your loan to SPG-FCM was $548 million as of December 31, 2007. In this regard, it appears that SPG-FCM's equity investment at risk may not be sufficient to

finance its activities without additional subordinated financial support provided by any parties, including equity holders. Please provide us with your detailed analysis of SPG-FCM under paragraph 5 of FIN 46(R).

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Staff Accountant